4 GREENWAY PLAZA
Jill S. Greene Associate General Counsel	HOUSTON, TEXAS 77046

May 22, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Angie Kim

Re:	Transocean Partners LLC

Draft Registration on Form S-1

Confidentially Submitted on May 7, 2014

File No. 377-00597

Dear Ladies and Gentlemen:

Set forth below are responses of Transocean Partners LLC (“Transocean Partners”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone call from Ms. Angie Kim of the Staff to Baker Botts L.L.P., counsel to Transocean Partners, with respect to its draft registration statement on Form S-1, File No. 377-00597, confidentially submitted to the Commission on May 7, 2014 (the “Registration Statement”).

For your convenience, each response is prefaced by the Staff’s comment in bold, italicized text.

1.	Please tell us how you believe you qualify as an emerging growth company under the JOBS Act. Specifically, please tell us what consideration, if any, you gave to the guidance included in Question 53 of the Jumpstart Our Business Startups Act Frequently Asked Questions (“Question 53”).

Response:

Under Section 2(a)(19) of the Securities Act, Transocean Partners qualifies as an emerging growth company because it had total annual gross revenues of less than $1 billion during 2013, its most recently completed fiscal year. Consistent with the historical practice used in carve-out IPOs, including those of master limited partnerships (“MLPs”), and consistent with the preclearance letter submitted by Transocean Partners to the Office of Chief Accountant on November 20, 2013, Transocean Partners’ gross revenues for the most recently completed fiscal year are based on the gross revenues for the year ended December 31, 2013 set forth in the audited historical financial statements of its accounting predecessor, Transocean Partners LLC Predecessor (the “Predecessor”). The gross revenues of the Predecessor are the gross revenues of

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the business to be held by the issuer. This is consistent with the statement in Question 53 that “the analysis to determine whether an issuer is an emerging growth company focuses on whether the issuer, and not its parent, meets the requirements of an emerging growth company.”

As the answer to Question 53 indicates, a company that does not trigger any of the disqualification provisions in Sections 2(a)(19)(A)-(D) generally qualifies as an emerging growth company. None of the disqualification triggers in Sections 2(a)(19)(A)-(D) applies to Transocean Partners.

The answer to Question 53 states that an issuer’s status may be questioned if it appears that the issuer or its parent is engaging in a transaction (a) for the purpose of converting a non-emerging growth company into an emerging growth company or (b) for the purpose of obtaining the benefits of emerging growth company status indirectly when it is not entitled to do so directly. Neither Transocean Partners nor Transocean Ltd. (“Transocean”) is engaging in a transaction for the purpose of converting a non-emerging growth company into an emerging growth company or for the purpose of obtaining the benefits of emerging growth company status indirectly when it is not entitled to do so directly. We believe these types of questionable transactions might include a transaction in which a parent company that was not an emerging growth company contributed all or substantially all of its assets to a subsidiary with less than $1 billion in gross revenues or in which a parent company divided its business into multiple separate subsidiaries, each with annual gross revenue of less than $1 billion, in each case for the purposes of qualifying the subsidiaries as emerging growth companies. Neither before nor after the initial public offering of Transocean Partners will Transocean be an emerging growth company.

Both in its relative size and its exclusive focus on ultra-deepwater drilling rigs, Transocean Partners differs from Transocean. As described in more detail below, Transocean Partners’ sole assets at the time of its initial public offering will consist of 51% interests in three drilling rigs, and each of them is an ultra-deepwater rig. As of April 30, 2014, Transocean owned or had partial ownership interests in and operated 78 mobile offshore drilling units, consisting of 46 high-specification floaters (27 ultra-deepwater, 12 deepwater and seven harsh environment semisubmersibles and drillships), 21 midwater floaters and 11 high-specification jackups. As of that date, Transocean also had nine ultra-deepwater drillships and five high-specification jackups under construction or under contract to be constructed. Transocean Partners represents only a small portion of Transocean’s business and assets. For the year ended December 31, 2013, Transocean Partners’ initial fleet accounted for only $526 million of Transocean Ltd.’s $9,484 million in operating revenues.

Transocean Partners has a significantly narrower asset focus than Transocean. Transocean is forming Transocean Partners to own, operate and acquire modern, technologically advanced offshore drilling rigs. The drilling rigs selected for Transocean Partners’ initial fleet have been drawn from among the newest and most technologically advanced rigs in Transocean’s fleet. Specifically, Transocean Partners’ initial fleet will consist of interests in two ultra-deepwater drillships and one ultra-deepwater semisubmersible, each of which is operating

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under a long-term contract. Whereas Transocean Partners’ fleet consists entirely of interests in ultra-deepwater drilling rigs that entered into service in 2009 or later, Transocean’s fleet includes only seven other ultra-deepwater rigs that entered into service in 2009 or later (out of a total parent fleet of 78 rigs); Transocean’s other ultra-deepwater drilling rigs entered into service in 2005 or earlier. Also, in contrast to Transocean Partners, Transocean owns and operates 51 other drilling rigs that are not ultra-deepwater rigs. Transocean Partners is focused on generating and maintaining stable cash flows by pursuing drilling rigs operated under long-term contracts. In that regard, we note the average remaining term of Transocean Partners’ drilling contracts is 4.4 years. By contrast, Transocean’s drilling rigs are operating under drilling contracts with an average remaining term of only 2.0 years.

Even though we note that Transocean Partners has a different asset focus than its parent, we do not think however that a different asset focus is required for a company to qualify as an emerging growth company. We note that the answer to Question 53 does not state that an issuer would lose qualification as an emerging growth company simply because it engages in the same or a similar business as its parent company or because it owns the same or similar types of assets. We also note that it is common for public companies that are not emerging growth companies to contribute a portion of their assets to newly created publicly traded MLPs that are emerging growth companies while retaining interests in the same or similar assets to those contributed to the MLP. See, e.g., GasLog Partners LP (both GasLog Ltd., the parent, and the MLP were engaged primarily in owning and operating liquefied natural gas (LNG) carriers); Seadrill Partners LLC (both Seadrill Limited, the parent, and the MLP were engaged primarily in contract drilling services, with the MLP owning interests in four of the parent’s 43 rigs at the time of the MLP’s initial public offering); MPLX LP (both Marathon Petroleum Corporation, the parent, and the MLP owned partial interests in the same pipeline systems); Phillips 66 Partners LP (Phillips 66, the parent, retained substantial transportation and midstream assets similar to the MLP’s assets); Valero Energy Partners LP (Valero Energy Corporation, the parent, retained substantial pipeline, terminal and other midstream assets similar to the MLP’s assets); EQT Midstream Partners, LP (EQT Corporation, the parent, and the MLP both owned gathering and other midstream assets); and QEP Midstream Partners, LP (QEP Resources, Inc., the parent, retained substantial gathering systems, processing and other midstream assets similar to the partnership’s assets). Likewise, private companies have formed publicly traded MLPs that are emerging growth companies and engaged in the same business as the parent. See, e.g., KNOT Offshore Partners L.P. (the MLP’s assets consisted of five shuttle tankers, and the parent company’s fleet consisted of 22 shuttle tankers and one product/chemical tanker); and Dynagas LNG Partners LP (the MLP’s assets consisted of three LNG carriers, and the parent company had three other LNG carriers and four newbuild LNG carriers on order).

2.	Please tell us whether the proposed initial public offering is a secondary offering or whether it is a primary offering in which the selling shareholder is actually an underwriter selling on behalf of the issuer. Please see Securities Act Rules Compliance and Disclosure Interpretations 612.09 (“CDI 612.09”).

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The proposed initial public offering is intended to be a secondary offering in that the selling unitholder will be Transocean Partners Holdings Limited rather than the issuer, Transocean Partners, and that the selling unitholder will retain all proceeds of the offering; however, the issuer acknowledges on page 131 of the Registration Statement that the selling unitholder is an underwriter with respect to the common units to be sold in the offering.

CDI 612.09, which provides guidance regarding Rule 415, provides in relevant part: “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”1

We have analyzed these factors as follows:

A.	How long the selling shareholders have held the shares.

The selling unitholder will acquire the common units only after the effectiveness of the Registration Statement and prior to the closing of the offering.

B.	The relationship to the issuer.

The issuer is a controlled affiliate of the selling unitholder.

C.	The amount of shares involved.

The units to be sold by the selling unitholder will initially represent all of the public float of the issuer.

D.	Whether the sellers are in the business of underwriting securities.

The selling unitholder is not in the business of underwriting securities.

E.	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

[1]	CDI 612.09 also discusses offerings involving Rule 415 or Form S-3. However, as Transocean Partners’ initial public offering will be registered on Form S-1 and not conducted on a delayed or continuous basis under Rule 415, that guidance is inapplicable.

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The Registration Statement discloses that the selling unitholder is acting as an underwriter with respect to the common units it is selling in the offering.

Applying the factors in CDI 612.09 to the sale of common units by the selling unitholder in the proposed initial public offering, we determined that the selling unitholder is an underwriter selling on behalf of the issuer. We have included a statement that the selling unitholder is an underwriter on page 131 of the Registration Statement and, if requested, in the next draft registration statement we will also include appropriate disclosure on the cover page of the prospectus and in the “Underwriting” section of the prospectus, including an acknowledgment of the selling unitholder’s prospectus delivery requirements.

*****

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact A.J. Ericksen of Baker Botts L.L.P. at (713) 229-1393.

Very truly yours,

/s/ Jill S. Greene
Jill S. Greene

cc:	Gene J. Oshman, Joshua Davidson and A.J. Ericksen (Baker Botts L.L.P.)

Catherine S. Gallagher and Adorys Velazquez (Vinson & Elkins L.L.P.)